Filed by Vivendi Universal, S.A.
                                        Pursuant to Rule 425 under the
                                        Securities Act of 1933
                                        Deemed filed under Rule 14a-12

                                        Subject Company: MP3.com, Inc.
                                        Exchange Act File Number of
                                        Subject Company: 000-26697


                      PRESSPLAY TAPS MP3.COM FOR BACK-END
                       TECHNOLOGY TO POWER ONLINE MUSIC
                             SUBSCRIPTION SERVICE

       MP3.com Becomes Affiliate Offering pressplay to Millions of Users

SAN DIEGO and NEW YORK--July 19, 2001-- MP3.com, Inc. (Nasdaq: MPPP) and pressplay, the online music service company, today announced that MP3.com would provide pressplay's back-end infrastructure technology, as well as become an affiliate of the pressplay online music subscription service.

pressplay plans to use MP3.com's content delivery and subscription management technology for its service which is set to launch later this summer. A joint venture of Sony Music Entertainment (SME) and Universal Music Group (UMG), pressplay will offer MP3.com's millions of music fans a broad catalogue of music from chart-topping artists in multiple genres in addition to unique programming through its subscription service.

"This is an exciting announcement for music fans around the world," said Robin Richards, president of MP3.com. "The marriage of our infrastructure to pressplay's music programming content will further demonstrate our strong technology, and importantly, will offer music fans access to an even more compelling music experience at MP3.com."

"MP3.com was a clear choice to provide the backbone of the pressplay service. Its technology is robust and scalable, providing us with the capacity to rapidly grow our online music subscription service," said Andy Schuon, president and CEO, pressplay. "We're also excited to offer our service to the millions of music fans on MP3.com, as a pressplay affiliate."


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About MP3.com

MP3.com, Inc. (Nasdaq: MPPP - news) has created a unique and robust technology infrastructure designed to facilitate the storage, management, promotion and delivery of digital music. As the Internet's premier Music Service Provider
(MSP), the company is dedicated to providing consumers with access to music when they want it, where they want it, using any web-enabled device. The company's web site hosts what MP3.com believes is the largest collection of digital music available on the Internet, with more than 1 million songs and audio files posted from over 150,000 digital artists and record labels. Dedicated to growing the digital music space, the company's products and services include on-demand Subscription Music Channels, an innovative Business Music Services program, a Syndicated Radio program and others. Additionally, through the company's MSP technology initiative and its music InterOperating System, MP3.com is partnering with a variety of forward-looking businesses to expand its digital music strategy. MP3.com's common stock is listed for trading on the Nasdaq National Market under the ticker symbol MPPP. MP3.com is a trademark of MP3.com, Inc. Other trademarks or service marks referenced herein are the property of their respective owners. The company is based in San Diego, California. For more information on MP3.com, visit www.mp3.com.

About pressplay

pressplay is a music service company that offers on-demand online music subscription services through affiliates including MSN and Yahoo! Announced in May 2000, pressplay is an equally held joint venture between Sony Music Entertainment and Universal Music Group (a unit of Vivendi Universal), and is based in New York City and Los Angeles. SME, UMG and other music companies will separately provide their music to pressplay on a nonexclusive basis. The service is expected to launch in the United States during the summer of 2001.

Statements in this press release that are not strictly historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may include references to activities and events expected to occur in connection with MP3.com's affiliation with pressplay or the introduction of pressplay, as well as any products, anticipated events or services described in connection therewith, herein, or any benefits expected therefrom. These statements involve a high degree of risk and uncertainty, are only predictions, and actual events or results may differ materially from those projected in such forward-looking statements. Factors that could cause or contribute to differences include risks related to: MP3.com's litigation proceedings, including without limitation the inability to reach settlement with all parties to such proceedings; risks related to activities or events expected to occur in connection with MP3.com's relationship with pressplay, as well as the products and services described in connection therewith or herein, including the risk that MP3.com's technology infrastructure will not perform as anticipated or fail within the pressplay implementation; the consummation of the contemplated business combination with Vivendi Universal, including the risk that the required regulatory clearances or other closing conditions might not be timely obtained, or satisfied; MP3.com's new and uncertain business model; acceptance of MP3.com's products and services; MP3.com's limited operating history; and MP3.com's rapid growth, as well as other risks detailed from time to time in MP3.com's reports to the Securities and Exchange Commission, including its report on Form 10-K for the year ended December 31, 2000 and its most recent report on Form 10-Q.

Vivendi Universal (Paris Bourse: EX FP; NYSE: V) has entered into a merger agreement with MP3.com, pursuant to which MP3.com will merge with and into a wholly owned subsidiary of Vivendi Universal.

Vivendi Universal and MP3.com will file a definitive proxy statement/prospectus and other documents regarding a proposed merger between Vivendi Universal and MP3.com with the Securities and Exchange Commission. Investors and security holders are urged to read the definitive proxy statement/prospectus when it becomes available, because it will contain important information about Vivendi Universal and MP3.com and the proposed transaction. A definitive proxy statement/prospectus will be sent to security holders of MP3.com seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus (when available) and other documents filed by Vivendi Universal and MP3.com with the SEC at the SEC's web site at www.sec.gov.

MP3.com, Vivendi Universal and their respective directors, executive officers and certain members of management and other employees may be deemed to be participants in the solicitation of proxies of MP3.com stockholders to approve the proposed merger. Such individuals may have interests in the merger, including as a result of holding options or shares of MP3.com stock. A detailed list of the names, affiliations and interests of the participants in the solicitation will be contained in the definitive proxy statement that will be filed by MP3.com with the SEC.

The definitive proxy statement/prospectus and other documents may also be obtained free of cost by directing a request to the following Investor Relations contacts:

Contacts:

Vivendi Universal, Investor Relations:
Paris:
Ariane de Lamaze, 011-33-1-71-71-1084
or
New York:
Eileen McLaughlin, 212-572-8961
or
MP3.com, Investor Relations:
Karen Silva, 858-623-7222

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